**SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT**

MAKE LOVE NOT PORN LLC
a Delaware Limited Liability Company

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Make Love Not Porn LLC, a Delaware limited liability company (the "Company"), dated as of December 11, 2017, by and among the Company and the individuals listed on Schedule A as Members (each, a "Member" and collectively, the "Members"), each having an address as set forth on Schedule A.

WITNESSETH:

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Delaware pursuant to that certain Certificate of Formation filed with the Secretary of State of Delaware on August 3, 2011;

WHEREAS, a Limited Liability Company Operating Agreement was entered into by Cindy Gallup (the "Founding Member") as the sole member of the Company (the "Original Operating Agreement");

WHEREAS, the Original Operating Agreement was amended and restated in its entirety by the Amended and Restated Limited Liability Company Operating Agreement dated as of September 2011 (the "Existing Operating Agreement") pursuant to which new Members were admitted as Members in exchange for certain capital contributions;

WHEREAS, effective as of the date hereof, the Company is (i) issuing additional Membership Interests to Jam Tomorrow Limited ("Jam") in exchange for Two Million Dollars ($2,000,000) (the "New Investment"), (ii) converting certain convertible promissory notes held by the Founding Member and Jam into Units of Membership Interest (as defined herein), and (iii) updating Schedule A hereto, setting forth each Member's Membership Interest, to reflect that Jam, rather than its sole shareholder, Chris Ruffle, is the holder of all Units held by such Member.

WHEREAS, the Company and the Members are entering into this Agreement to provide for the new capitalization of the Company as well as the management of the business and operations of Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company agree as follows:

ARTICLE I

DEFINED TERMS

1.1 **Definitions**. The following defined terms as used in this Agreement shall, unless otherwise defined herein, each have the meaning set forth in this Article I.

"Affiliate" means, when used with reference to a specific Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specific Person (or when not referring to a specific Person shall mean an Affiliate of a Member).

"Agreement" means this Second Amended and Restated Limited Liability Company Agreement, including the Schedules hereto, as originally executed and as subsequently amended from time to time in accordance with the provisions hereof.

"Board of Directors" means at any time the Board of Directors designated in accordance with Section 8.2.

"Business Day" means any day other than a Saturday, Sunday or a Federal holiday.

"Capital Account" means the Capital Account maintained for each Member pursuant to Section 4.2 hereof.

"Capital Contribution" means the total amount of cash and the fair market value of property contributed to the Company by all the Members or any one Member, as the case may be.

"Capital Transaction" means the sale of the Company's assets other than in the ordinary course of the Company's business.

"Certificate of Formation" means the Certificate of Formation of Company described in Section 2.1.

"Code" means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

"Company" means Make Love Not Porn LLC, the limited liability company formed by the filing of the Certificate of Formation, as constituted from time to time.

"Distributable Funds" means the excess, from time to time, as determined by the Board of Directors, of the Company's cash on hand over the current needs of its business, including for operating expenditures and capital reserves.

"Founding Member Capital Interest" means 90% of the Founding Member's Membership Interest.

"Founding Member Profits Interest" means 10% of the Founding Member's Membership Interest.

"LLC Act" means the Delaware Limited Liability Company Act, as it may be amended from time to time, and any successor to such LLC Act.

"Directors" means at any time the Persons elected in accordance with Section 8.2 to serve on the Board of Directors.

"Member" or "Members" means at any time those Persons who own Membership Interests in the Company and who execute this Agreement. Members are sometimes herein referred to individually as a "Member" and collectively as "Members."

"Membership Interest" or "Membership Interests" means the entire interest of a Member or Members in the Company. Such interest includes, without limitation, (a) any right of a Member to receive distributions of revenues, allocations of income and loss and distributions of liquidation proceeds under this Agreement and (b) any management rights, voting rights or rights to consent. Each Member's Membership Interest shall equal the sum total of Membership Interests owned by such Member at such time. Each Member's Membership Interest is set forth on Schedule A hereto, which schedule shall be amended from time to time by the Company in writing to reflect changes therein.

"Net Profits" and "Net Losses" mean for any fiscal year the net income or net loss of the Company determined in accordance with the same principles as employed in determining the Company's taxable income or loss for U.S. federal income tax purposes taking into account the full amount of any recognized gains and losses. For purposes of this computation, taxable income or loss shall include every item requiring separate computation under Section 702(a) of the Code and shall include any items not deductible for tax purposes and not includable in income for tax purposes.

"Percentage Interests" means the percentage of issued and outstanding Units owned by a Member, calculated as follows:

$$\frac{\text{total \# of Units owned by such Member}}{\text{total \# of Units owned by all Members}} \times 100$$

"Permitted Transfer" means a Transfer by a Member of Units to a legal entity wholly-owned by such Person or to his or her spouse, lineal descendants (whether natural or adoptive) or ancestors (and their spouses) or the trustee of a trust for the principal benefit of such Persons.

"Permitted Transferee" means a person or entity to whom or which Units are transferred pursuant to a Permitted Transfer.

"Person" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, individual or other entity, and the heirs, executors, administrations, legal representatives, successors and assigns of such person as the context may require.

"Proportionate Share" means such percentage as shall be determined by dividing a Member's Membership Interests by the total Membership Interests of all Members, excluding a Transferring Member, multiplied by 100.

"Required Vote" means (i) with respect to actions to be taken by Members, the affirmative vote or written consent of the Members holding at least a seventy percent (70%) of the Membership Interests (as hereinafter defined) then issued and outstanding, and (ii) with respect to actions to be taken by the Board of Directors, the affirmative vote or written consent of at least a majority of the Directors then serving on the Board of Directors.

"Transfer" shall have the meaning set forth in Section 6.1 hereof.

"Transferring Member" shall have the meaning set forth in Section 6.5 hereof.

"Treasury Regulations" means the regulations promulgated by the U.S. Treasury Department pursuant to the Code.

"Threshold Amount" means $1,063,830, the agreed upon fair market value of the Company on the date hereof.

"Units" or "Units of Membership Interest" means, with respect to each Member, the basic unit of ownership interest of such Member in the Company, the aggregate of which, with respect to each Member, equals such Member's Membership Interest, but, until exercised or converted, shall not include warrants or options to purchase Units.

1.2   **Interpretation**. Each definition in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to any statute or Treasury Regulations means such statute or regulations as amended at the time and include any successor legislation or regulations. The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated, reference to Articles, Sections and Schedules mean the Articles, Sections and Schedules of this Agreement. The Schedules are hereby incorporated by reference into and shall be deemed a part of this Agreement.

ARTICLE II

ORGANIZATION

2.1   **Formation**. The Company was organized as a Delaware limited liability company under and pursuant to the LLC Act by the filing of a Certificate of Formation with the office of the Secretary of State of the State of Delaware as required by the LLC Act. In the event of a conflict between the terms of this Agreement and the Certificate of Formation, the terms of the Certificate of Formation shall prevail.

2.2   **Name**. The name of the Company is *Make Love Not Porn LLC*. The Company may conduct its business under one or more assumed names deemed advisable by the Managing Member.

2.3   **Purposes**. The purposes for which the Company is organized and operated are: (a) to conduct such business and investments and to carry out any and all activities agreed to by the Members pursuant to the terms hereof; and (b) to enter into all contracts or agreements and do all things necessary or appropriate to the accomplishment of the foregoing purpose and the conduct or promotion of such purpose. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the LLC Act.

2.4   **Duration**. The Company shall continue in existence until the Company is dissolved and its affairs wound up in accordance with the LLC Act or this Agreement.

2.5   **Office**.   The registered office of the Company in the State of Delaware shall be c/o Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. The principal office of the Company shall be 445 5th Avenue, Penthouse A, New York NY 10016 or at such other place as the Managing Member may designate from time to time, and Company shall maintain records there for inspection as required by the LLC Act. Company may have such other offices as the Managing Member may designate from time to time.

2.6   **Qualification in Other Jurisdictions**. The Board of Directors shall have authority to cause Company to do business in jurisdictions other than the State of Delaware if: (a) such jurisdiction has enacted a limited liability company statute, and the Managing Member shall have approved the qualification of Company under such statute to do business as a foreign limited liability company in such jurisdiction; or (b) Company shall have obtained an opinion of counsel qualified to practice law in the other jurisdiction to the effect that under the laws of such jurisdiction the Members will not be held liable for any debts or obligations of Company.

ARTICLE III

MEMBERS

3.1   **Members**. The name, address, Percentage Interests and the Capital Contributions of each of the Members are set forth on Schedule A to this Agreement.

3.2   **Admission of Additional Members**. Additional Members may be admitted to Company (a) in accordance with the provisions of Article VI hereof if such Member is a transferee of all or a portion of an existing Member's Membership Interests or (b) if such Member is acquiring Membership Interests from the grant, sale, or conveyance of such Membership Interests from Company then such Member must have the approval of the Board of Directors and execute a counterpart of, or an agreement adopting, this Agreement, in form approved by the Board of Directors.

3.3   **Limitation on Liability.** No Member shall be liable under a judgment, decree or order of any court, or in any other manner, for a debt, obligation or liability of the Company, except as provided by law or as specifically provided otherwise herein. No Member shall be required to make any contribution to the Company by reason of any negative balance in the Member's Capital Account nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party.

3.4   **Business Transactions Involving a Member or Affiliate of a Member**. A Member or an Affiliate of a Member may lend money to, provide services to, and transact other business with, the Company and shall have the same rights and obligations with respect to such matters as a Person who is not a Member or an Affiliate of a Member.

3.5   **Member Authority,**   No Member shall have the authority to act on behalf of or to bind Company.


ARTICLE IV

CAPITAL CONTRIBUTIONS


4.1   **Capital Contributions; Use of Funds**

(a)   Each Member has made a Capital Contribution to the capital of the Company in the amount set forth opposite the Member's name on Schedule A to this Agreement.

(b)   No Member shall be required to make any additional capital contribution to the Company. However, a Member may make additional capital contributions to the Company with the written consent of the Board of Directors. In the event any additional capital contributions to the Company are made, the Members shall cause Schedule A to be updated to accurately reflect the information therein.

(c)   The Company will use the proceeds from the New Investment for staffing, office space rental costs, software development and marketing purposes.

4.2   **Capital Accounts**.

(a)   A Capital Account shall be established and maintained for each Member. Each Member's Capital Contributions are set forth opposite such Member's name on Schedule A hereto. Each Member's Capital Account shall be (i) increased by the Capital Contributions of such Member and all Net Profits and other items of income and gain allocated to such Member, and (ii) decreased by the amount of money and fair market value of property (other than money) distributed to such Member and all Net Losses and other items of loss or deduction allocated to such Member.

(b)   It is intended that the Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and applicable Treasury Regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. If the manner in which the Capital Accounts are to be maintained pursuant to this Section 4.2 are required to be modified to comply with the requirements of Section 704(b) of the Code and the applicable Treasury Regulations thereunder, then, notwithstanding anything to the contrary contained in this Section 4.2, the Members may alter the manner in which Capital Accounts are maintained, and the Members may amend this Agreement to reflect any such modification; provided, however, that any such modification shall not materially alter the economic agreement among the Members.

4.3   **Return of Capital Contributions**. Except as otherwise provided in the LLC Act, no Member shall have the right to withdraw, or receive any return of, all or any portion of such Member's Capital Contribution.

4.4 **Interest**. No interest shall be paid by the Company on Capital Contributions or on balances in Members' Capital Accounts.

4.5 **Loans From Members**. Loans by a Member to the Company shall not be considered Capital Contributions. If any Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such advances shall not result in any increase in the amount of the Capital Account of such Member. The amounts of any such advances shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company assets in accordance with the terms and conditions upon which such advances are made. The repayment of loans from a Member to the Company upon liquidation shall be subject to the order of priority set forth in Section 12.4.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1 **Allocations of Net Profits and Net Losses**.

(a) Net Profits for each Fiscal Year shall be allocated to the Members in accordance with their respective Percentage Interests. Net Losses shall be allocated among the Members in accordance with, and in proportion to, their positive balances in their Capital Accounts until they have been allocated Losses under this section 5.1 in amounts equal to such positive balances; then among the Members in accordance with their respective Percentage Interests.

(b) The allocations and distributions set forth in this Agreement are intended to comply with Sections 704(b) and 704(c) of the Code and applicable Treasury Regulations thereunder, and shall be interpreted and applied in a manner consistent therewith. If the Managing Member determines that the allocations of income, gain, loss, deduction and expenditure set forth herein do not comply with the cited Code provisions and Treasury Regulations then, notwithstanding anything to the contrary contained herein, such allocations may be modified in such manner as the Managing Member shall determine is necessary to satisfy such Code provisions and Treasury Regulations; provided, that the Managing Member notifies the Members in writing of such modification prior to its effective date, that any such modification shall not materially alter the economic agreement among the Members and that the Managing Member shall have no liability for any failure to exercise any such discretion to make any modifications permitted under this Section 5.1(b).

(c) All items of Company income, gain, deduction, loss and credit for income tax purposes shall be allocated among the Members in the same proportion as they share in the Net Profits and Net Losses allocated pursuant to section 5.1, provided that, solely for income tax purposes, such items of income, gain, deduction and loss shall be located among the Members in accordance with Code Section 704(c) so as to take account of any difference between the adjusted basis of the assets of the Company for federal income tax purposes and their respective adjusted book values.

5.2 **Distributions of Distributable Funds**; **Amounts and Timing.** (a) Subject to the provisions of Section 12.4, the Board of Directors shall cause Distributable Funds to be distributed in cash to the Members in accordance with their respective Percentage Membership Interests, at such times and in such amounts as the Board of Directors shall determine. Distributions shall be made only to Members who, according to the books and records of the Company, are Members on the actual date of distribution.

5.3 **Profits Interest.** The parties recognize that the Membership Interests of each of Corey Innis and Eunice Chase and the Founding Member Profits Interest are intended to qualify as "profits interests under IRS Revenue Procedures 2001-43 and 93-27 and the provisions of this Agreement will be interpreted consistently therewith. Notwithstanding the provisions in Section 5.1(a) above, no distributions from a "Capital Transaction" will be made to Innis, Chase or the Founding Member with respect to the

Founding Member Profits Interest until the other Members (including the Founding Member with respect to the Founding Member Capital Interest) have received distributions, in accordance with the positive balances in their respective capital accounts, from Capital Transactions in an amount equal to the Threshold Amount.

5.4 **Tax Distribution**. The Company shall pay quarterly to each Member an amount reasonably necessary to provide for payment by the Members of any federal, state and local estimated taxes with respect to Net Profits allocated to the Members pursuant to section 5.1, which amount shall be computed by using an assumed combined income tax rate equal to the highest marginal individual income tax rates then in effect for federal, New York State and New York City income tax purposes, using the New York State and New York City rates applicable to a resident, taking into account the deduction allowable for federal income taxes of any New York State or New York City income taxes. The quarterly payment shall be paid no later than five (5) days before the date on which the estimated taxes are due. Each such payment shall be treated as a loan from the Company to each Member receiving such payment and shall be deemed repaid by reducing the amount of each subsequent distribution to the Member receiving such payment pursuant to Section 5.1 until such payment is repaid.

ARTICLE VI

ASSIGNMENT OF MEMBERSHIP INTERESTS

6.1 **Transfer; Assignment.** Except as otherwise expressly provided in this Article VI and except for a Permitted Transfer, no Member shall sell, transfer or assign his or her Membership Interest, or any part thereof, for a period of three (3) years following the date hereof (the "Restricted Period"). Following the Restricted Period, no Member may sell, assign, transfer, exchange, pledge or otherwise convey, dispose of or encumber (any sale, assignment, transfer, exchange, pledge, conveyance, disposition or encumbrance being hereinafter referred to as a "Transfer") all or a portion of his or her Membership Interests, except as otherwise expressly provided in this Article VI.

6.2 **Dispositions Not in Compliance Void.** Any attempted Transfer by a Member of his or her Membership Interest, or any part thereof, not in compliance this Article VI shall be null and void *ab initio* and of no force whatsoever.

6.3 **Rights of Transferees**. A transferee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. A permitted transferee shall acquire only the economic interest of the transferring Member and shall be entitled to receive the distributions and allocations of profits and losses to which the transferring Member would be entitled.

6.4 **Admission of Transferee as Substitute Member.** A transferee may be admitted as a substitute Member having the rights of the transferring Member in and to such Member's Membership Interest only with the prior written consent of the Board of Directors. The Board of Directors may grant or withhold such approval in its sole and absolute discretion. If so admitted, the substitute Member shall have all the rights and powers and shall be subject to all the restrictions and liabilities of the Member originally transferring the Membership Interest. The admission of a substitute Member, without more, shall not release the Member originally transferring the Membership Interest from any liability to the Company that may have existed prior to approval of the Transfer.

6.5 **Right of First Refusal.** Each time a Member (a "Transferring Member") proposes to Transfer all or any part of his or her Membership Interests of Membership Interest, except for Permitted Transfers, which shall not be subject to this Section 6.5, such Transferring Member shall first offer such Membership Interests to the Company, in accordance with the following provisions:

(a) Such Transferring Member shall first deliver a written notice (the "Transfer Notice") to the Company stating (i) the Membership Interests to be transferred, (ii) such Transferring Member's intention to Transfer such Membership Interests in a bona fide arms-length transaction, (iii) the name and address of the proposed transferee, and (iv) the purchase price and terms of payment for which the Transferring Member proposes to transfer such Membership Interests.

(b)   Within thirty (30) days after receipt of the Transfer Notice, the Company, with the approval of the Board of Directors, may elect to purchase some or all of the Membership Interests proposed to be transferred. The Company shall notify the transferring Member in writing within the thirty (30) day period of its intention to accept or reject such offer. The failure of the Company to submit a notice within the applicable period shall constitute an election not to purchase any of the Membership Interests proposed to be transferred.

(c)   The purchase by the Company of any Membership Interests designated in the Transfer Notice shall close at a mutually agreed upon place within thirty (30) days after the expiration of the Company's right to purchase such Membership Interests (as described in Section 6.5(b) hereof), at the price and on the terms of payment designated in the Transfer Notice. If the Transfer Notice provides for the payment of non-cash consideration, the Company may elect to pay the consideration in cash equal to the present fair market value of the non-cash consideration as agreed to by the parties or, if the parties are unable to reach an agreement on price, as determined by a third party appraiser. At the closing, the Transferring Member shall deliver to the Company and/or the other Members, as the case may be, an applicable instrument of transfer conveying the Membership Interests being transferred.

(d)   In the event that the Company elects not to purchase all of the Membership Interests designated in the Transfer Notice, then the Transferring Member may Transfer the unpurchased Membership Interests to the proposed transferee, provided such Transfer (i) is completed within thirty (30) days after the expiration of the Company's right to purchase such Membership Interests described in Section 6.5(b) above, (ii) is made on terms no less favorable to the Transferring Member than as designated in the Transfer Notice, and (iii) the requirements of this Article VI are met. If such Membership Interests are not so transferred, the Transferring Member must first comply with the provisions of this Section 6.5 again prior to any other or subsequent Transfer of such Membership Interests.

(e)   Notwithstanding any other provision of this Section 6.5, no Transfer of Membership Interests may be made: (i) if such Transfer, alone or when combined with other transactions, would result in a termination of the Company within the meaning of Section 708 of the Code; (ii) without an opinion of counsel satisfactory to the Managing Member that such Transfer is subject to an effective registration under, or exempt from the registration requirements of, the applicable state and federal securities laws (which opinion may be waived by the Managing Member in its discretion); (iii) unless and until the Company receives from the transferee the information and agreements that the Managing Member may reasonably require, including, but not limited to, an agreement of the transferee to be bound by all the terms and conditions of this Agreement; and (iv) unless and until the Company receives from the Transferring Member an agreement to pay all expenses of the Company (including reasonable attorneys' fees) incurred in connection with such Transfer.

6.6   Death, Incompetency, Dissolution or Withdrawal of a Member. Upon the death, incompetency, bankruptcy, insolvency, dissolution or other cessation to exist as an individual or legal entity, or the withdrawal from the Company of a Member, the authorized representative or successor, as applicable, of the Member shall have all the rights of a Member for the purpose of effecting the orderly winding up and disposition of the business of such Member and such power the Member possessed to make an assignment of its interest in the Company in accordance with the terms hereof.

ARTICLE VII

MEETINGS OF MEMBERS

7.1   Place of Meetings. All meetings of Members shall be held at the principal office of the Company as provided in Section 2.5, or at such other place as may be designated by the Managing Member or by the Members calling the meeting.

7.2   **Meetings**.

(a)   An annual meeting of Members for the transaction of such business as may properly come before the meeting shall be held at such place, on such date and at such time as the Managing Member shall determine.

(b)   Special meetings of Members for any proper purpose or purposes may be called at any time by the Managing Member or by the written consent of Members holding at least forty percent (40%) of the Membership Interests then outstanding.

7.3   **Notice**.   Notice of all meetings, stating the place, day and hour of the meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be in writing and shall be delivered personally or by first class mail, not less than ten (10) nor more than sixty (60) days before the meeting to each Member.

7.4   **Waiver of Notice**.   Attendance of a Member at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of the meeting by such Member.   Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting but not so included, if the objection is expressly made at the meeting.

7.5   **Quorum**.   The presence, either in person or by proxy, of Members holding at least that number of Membership Interests required to take the action proposed at any meeting of the Membership Interests is required to constitute a quorum at such meeting of the Members.

7.6   **Voting**.

(a)   All Members shall be entitled to vote on any matter submitted to a vote of the Members. Members may vote either in person or by proxy at any meeting.   Each Member shall be entitled to one vote for each Percentage Interest held by such Member.

(b)   With respect to any matter other than a matter for which the affirmative vote or approval of Members owning a specified percentage of Membership Interests is required by the LLC Act, the Certificate of Formation or this Agreement, the affirmative vote of the Members holding more than fifty percent (50%) of the Membership Interests of Membership Interest at a meeting at which a quorum is present shall be the act of the Members.

(c)   No provision of this Agreement requiring that any action be taken only upon approval of Members holding a specified percentage of the Membership Interests may be modified, amended or repealed unless such modification, amendment or repeal is approved by Members holding at least such percentage of the Membership Interests.

7.7   **Conduct of Meetings**.   The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Members, including, without limitation, the determination of Persons entitled to vote consistent with the provisions of this Agreement, the existence of a quorum, the satisfaction of the requirements of this Article VII, the conduct of voting, the validity and effectiveness of any proxies, and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting.   The Managing Member shall designate a Person to serve as chairperson, who shall not have a casting vote, of any meeting and shall further designate a Person to take minutes of any meeting.   In the event there is no quorum present at the meeting, the chairperson of the meeting shall have the power to adjourn the meeting from time to time, without notice, other than announcement of the time and place of the adjourned meeting. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

7.8 **Action by Written Consent**. Whenever the Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting Membership Interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote thereon were present and voted. Such consent(s) shall be delivered to the office of the Company, its principal place of business or a Managing Member, employee or agent of the Company having custody of the records of the Company.

7.9 **Proxies**. A Member may vote either in person or by proxy executed in writing by the Member. A facsimile, telegram, telex, cablegram or similar transmission by the Member or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this Section 7.9. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

ARTICLE VIII

MANAGEMENT OF COMPANY

8.1 **Management of Business**. Except as otherwise expressly provided in this Agreement, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the officers of the Company, a Managing Member and the Board of Directors as described herein.

8.2 **Managing Member, Board of Directors; Number and Election.** The Managing Member shall initially be the Founding Member. The Board of Directors shall initially consist of two (2) Directors, who shall be the Founding Member and Chris Ruffle. Each Director shall serve as a Director until such Director's death, disability and/or written resignation. So long as Chris Ruffle holds not less than 25% of the Membership Interests, he shall have the right to be a Director. A Director shall be considered "disabled" hereunder if such Director is unable to perform his normal duties due to illness, accident or mental impairment for a period of six (6) months. In the event of the death, disability or resignation of the Initial Managing Member, Chris Ruffle shall become the Managing Member and the Board of Directors shall be disbanded. In the event of the death, disability or resignation of Chris Ruffle, the Board of Directors shall be disbanded. In the event that the Board of Directors is disbanded, the Managing Member shall have all authority previously granted hereunder to the Board of Directors.

8.3 **Powers of Directors**. The Managing Member's powers on behalf of and in respect of the Company, subject to Section 8.4 and 8.6 hereof and any other provisions of this Agreement requiring approval of the Members, shall be all powers and privileges permitted to be exercised by members that manage a limited liability company under the LLC Act. The Managing Member may delegate any of her powers to the officers of the Company, or any of them. The Managing Member hereby delegates to the officers of the Company the responsibility to manage the day-to-day business and affairs of the Company, as more fully described in Section 8.5 hereof.

8.4 **Actions Requiring Approval of the Members**. Notwithstanding anything to the contrary contained in this Agreement, the following actions shall require a Required Vote:

(a) the sale, lease, transfer or other disposition by the Company of any material portion of its assets, other than in the ordinary course of business;

(b)   any merger or consolidation involving the Company (other than a merger of any subsidiary of Company into Company); and

(c)   any voluntary liquidation, dissolution or termination of the Company pursuant to Section 12.1(b).

8.5   Appointment of Officers.

(a)   The Managing Member shall appoint officers of the Company, who need not be Members of Company, who shall have responsibility for the day-to-day management of the business and affairs of Company. The officers of Company shall be agents of the Company, authorized to execute and deliver documents and take other actions on behalf of the Company, subject to the direction and supervision of the Managing Member and subject to the limitations set forth in Section 8.6 hereof. The officers of the Company shall have such duties as may be approved by the Managing Member. No officer shall, on behalf of the Company, authorize, engage in or enter into any of the transactions or actions specified in Section 8.6 without the prior consent of the Board of Directors. The Managing Member shall have the right to remove any officer of the Company, either for or without cause, at any time; provided, however, that nothing contained herein shall limit any rights of any officer under any employment agreement which such officer may have entered into with the Company.

(b)   The Managing Member shall vote for the following persons as the initial officers of the Company:

Founding Member - Chief Executive Officer

Founding Member shall be entitled to reasonable compensation for her services as an officer of the Company at such time as the Company has sufficient cash flow to pay such compensation. The Managing Member shall have the right to determine the compensation of the Company's other officers.

8.6   Actions Requiring Approval of the Board of Directors. Notwithstanding anything to the contrary contained in this Agreement, the following actions shall require approval by the Board of Directors:

(a)   a change in the number of Directors on the Board of Directors;

(b)   the amount and timing of all distributions to Members;

(c)   the issuance of any additional Membership Interest in the Company or any option to purchase any additional Membership Interest;

(d)   any borrowing of money or guarantee of any obligation by the Company;

(e)   the granting of any lien on any of the Company's assets;

(f)   the commencement of any litigation or arbitration by, or the settlement of any claim against, the Company;

(g)   any amendment to or modification of this Agreement or the Certificate of Formation;

(h)   the admission of any new Member of the Company;

(i)   changing the nature or scope of the Company's business;

(j)   making any capital call on the Members;

(k)   approval and modification of the Company's annual budget;

(l)   the execution of any agreement between the Company and a Member (or an Affiliate of such Member) which is not on arms length terms and conditions; and

(m)   any other action specifically subject to the approval of the Board of Directors elsewhere in this Agreement.

8.7   Place of Meetings. Meetings of the Board of Directors may be held either within or without the State of Delaware at whatever place is specified in the call of the meeting. In the absence of specific designation, the meetings shall be held at the principal office of the Company as provided in Section 2.5. Any Director shall be permitted to attend any meeting of the Board of Directors in person or by conference call pursuant to Section 8.16.

8.8   Regular Meetings. An annual meeting of the Board of Directors shall be held each year directly after adjournment of the annual meeting of Members.

8.9   Special Meetings. Special meetings of the Board of Directors may be held at any time upon the request of any Director. Notice of any special meeting shall be sent to the last known address of each Director at least seven (7) days before the meeting and shall specify the matters to be discussed at the special meeting. Notice of the time, place and purpose of such meeting may be waived in writing before or after such meeting, and shall be equivalent to the giving of notice. Attendance of a Director at such meeting shall also constitute a waiver of notice thereof, except where such Director attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

8.10   Quorum of and Action by Board of Directors. The presence, in person or by proxy, of a majority of the Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Except as otherwise expressly set forth in the LLC Act, Certificate of Formation or this Agreement, any action to be taken or approved by the Board of Directors hereunder must be taken or approved by Majority Vote of the Board of Directors and any action so taken or approved shall constitute the act of the Board of Directors.

8.11   Compensation. The Directors shall serve without compensation; provided, however, that nothing contained herein shall preclude any Director from receiving compensation pursuant to any employment agreement with the Company or otherwise for services rendered to the Company. Directors shall be entitled to reimbursement for their reasonable out-of-pocket expenses incurred in attending any meeting.

8.12   Resignation and Removal. A Director may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company.

8.13   Action by Written Consent. Any action required or permitted to be taken by a vote of the Board of Directors at a meeting of the Board of Directors may be taken without a vote at a meeting if (a) a consent in writing, setting forth the action to be taken, shall be signed by the Directors holding not less than the minimum number of votes that would be required to approve and adopt such action at a meeting, (b) written notice of the actions to be approved by such Directors is given to all Directors and (c) the written consent shall be filed with the records of the Company.

8.14   Other Business. Unless subject to the restrictions set forth in Article IX, the Directors may engage in or possess an interest in other business ventures (whether connected or unconnected with the Company) of every kind and description, independently or with others. Neither the Company nor the Members shall have any rights in or to such independent ventures of the Directors or the income or profits therefrom by virtue of this Agreement.

8.15 **Standard of Care; Liability**. Every Director shall discharge his or her duties as a manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best Membership Interests of the Company. The doing of any act or the omission to do any act by a Director, the effect of which may cause or result in loss or damage to the Company, if done in good faith and otherwise in accordance with the terms of the preceding sentence and the terms of this Agreement, shall not subject a Director to any personal liability to the Company or the Members. A Director shall not be liable for any monetary damages to the Company for any breach of such duties except (i) for acts committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated or (ii) if such Director personally gained in fact a financial profit or other advantage to which such Director was not legally entitled.

8.16 **Conference Telephone Meetings**. Meetings of the Members and the Board of Directors may be held by means of conference telephone or similar communications equipment so long as all Persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone shall constitute presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business thereat on the ground that the meeting is not lawfully called or convened.

8.17 **Guaranteed Payments**. The Company may make guaranteed payments to Members for salary, wages or other compensation ("Guaranteed Payments") shall not be deemed to be distributions to such Members and such Members' Capital Accounts will not be charged for such payments.

ARTICLE IX

OTHER BUSINESS; CONFLICTS

Except as set forth herein, the Members may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, and neither the Company nor any other Member shall have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement. Each of the Members agree that for so long as they own any Membership Interests in the Company neither they (nor their respective Affiliates) will participate in, invest in, offer services to or be otherwise engaged in any business that is primarily engaged in the ownership and operation of adult entertainment websites (or other methods developed subsequent to the date hereof for transmitting audio and/or video content to a mass audience) principally featuring user-generated content.

ARTICLE X

FISCAL MATTERS; BOOKS AND RECORDS

10.1 **Bank Accounts; Investments**. Capital Contributions, revenues and any other Company funds shall be deposited by the Company in a bank account established in the name of the Company, or shall be invested by the Company, at the direction of the Board of Directors by Majority Vote, in furtherance of the purposes of the Company. No other funds shall be deposited into Company bank accounts or commingled with Company investments. Funds deposited in the Company's bank accounts may only be withdrawn for investment in furtherance of the Company's purposes, to pay Company debts or obligations or to be distributed to the Members pursuant to this Agreement.

10.2   Records Required by LLC Act; Right of Inspection.

(a)   During the term of the Company's existence and for a period of four (4) years thereafter, there shall be maintained in the Company's principal office all records required to be kept for examination by Members pursuant to the LLC Act.

(b)   On written request stating the purpose, a Member may examine and copy in person, at any reasonable time, for any proper purpose reasonably related to such Member's interest as a Member of the Company, and at the Member's expense, records required to be maintained under the LLC Act and such other information regarding the business, affairs and financial condition of the Company as is just and reasonable for the Member to examine and copy.

10.3   Books and Records of Account. The Company shall maintain adequate books and records of account on a basis consistent with the appropriate provisions of the Code.

10.4   Tax Returns and Information. The Company will elect to be treated as a partnership for tax purposes. The Company shall prepare or cause to be prepared all federal, state and local income and other tax returns that the Company is required to file. Within seventy-five (75) days after the end of each calendar year, the Company shall send or deliver to each Person who was a Member at any time during such year such tax information as shall be reasonably necessary for the preparation by such Person of such Person's federal income tax return and state income and other tax returns.

10.5   Financial Statements. The Managing Member shall deliver to each Member who then maintains a Percentage Interest equal to, or greater than, twenty percent (20%), (i) within fifteen days after the end of each calendar month, a summary report of the Company's financial status for the prior month and (ii) within one hundred twenty (120) days after the end of each fiscal year, statements of income and cash flows of the Company for each fiscal year, and the balance sheet of the Company as of the end of such fiscal year, together with any exhibits to such statements or balance sheet, setting forth in each case comparisons to the preceding fiscal year, audited by an independent accounting firm acceptable to each Member with a right to receive such reports under this Section 10.5.

10.6   Fiscal Year. The Company's fiscal year shall end on December 31 of each calendar year.

10.7   Tax Matters Member. The tax matters partner of the Company pursuant to Section 6231(a)(7) of the Code shall be the Founding Member (the "Tax Matters Member"). The Tax Matters Member shall be authorized to make any election under the Code, to determine tax accounting methods to be used by the Company and to take any action permitted to be taken by a "tax matters" partner under the Code. The Tax Matters Member shall represent the Company to the IRS solely to the extent required under the Code, in all cases at the expense of the Company. Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval.

10.8   Changes to Partnership Audit Rules. The Members recognize that, effective for tax returns filed by the Company for tax years beginning after December 31, 2017, the partnership audit provisions in Subchapter C of Chapter 63 of the Code will be repealed and replaced with new Code Sections 6221-6241 (the "New Partnership Audit Provisions"). For any tax year that the Company is eligible to elect out of the New Partnership Audit Provisions, the Company shall so elect out. For any tax year that the Company is potentially subject to the New Partnership Audit Provisions, (i) the Tax Matters Member is hereby designated as the partnership representative of the Company within the meaning of new Section 6223(a) of the Code, and (ii) the Tax Matters Member is hereby authorized to make the election described in Section 6226 of the Code to elect out of the New Partnership Audit Provisions, to take any and all actions needed in order to effect such election, and to take such other actions and make such other elections as are reasonably necessary or appropriate in order that the allocation among the Members (including former Members) of responsibility for taxes (including interest and penalties, if any, with respect to such taxes) imposed with respect to the income of the Company and the cost of contesting any adjustments asserted by the Internal Revenue Service with respect to the income of the Company is, to the greatest extent reasonably feasible, consistent with what it would have been if the Company had been eligible to elect, and had elected, out of the New Partnership Audit Provisions. The Members acknowledge and agree that, in light of the enactment of the New Partnership Audit Provisions, amendments of this Agreement may be required or advisable in order to (i) address the New Partnership Audit Provisions and any Regulations and other administrative pronouncements of the Internal Revenue Service interpreting and applying the New Partnership Audit Provisions, and (ii) ensure that, in the event of a tax audit of the Company, the Members (including former Members) during the tax years of the Company being audited bear directly the economic burden and benefit of any adjustments to the Company's income, gain, loss, deduction or credit for such tax years and the cost of contesting such adjustments (including, for example, amendments obligating the Members and former Members to provide tax information to the Company in order to comply with the New Partnership Audit Provisions and revising the distribution, contribution and indemnification provisions of this Agreement). The Members shall cooperate in good faith to adopt and effect any such amendments. Notwithstanding any other provision of this Agreement to the contrary, any such amendment may be adopted with the consent of the Tax Matters Member.

ARTICLE XI

INDEMNIFICATION AND INSURANCE

11.1   Indemnification and Advancement of Expenses.

(a)   The Company shall indemnify any Person (or the testator or intestate of such Person) that is made or threatened to be made a party to, or called as a witness or asked to submit information in, any action or proceeding, whether civil, criminal, judicial, legislative, administrative or investigative, including an action by or in the right of the Company to procure a judgment in its favor, and including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise of any type or kind, domestic or foreign, which such Person is or was serving in any capacity at the request of the Company, by reason of the fact that such Person, is or was a Member, Director, officer, employee, representative or agent of the Company, or is or was serving such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or in connection with an appeal therein; provided, however, that no such indemnification shall be made to such Person if a judgment or other final adjudication adverse to such Person establishes that (i) the acts of such Person were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) such Person personally gained in fact a financial profit or other advantage to which such Person was not legally entitled; and provided further than no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the Company has given its prior consent to such settlement or other disposition.

(b)   The Company may indemnify any other Person to whom the Company is permitted to provide indemnification or the advancement of expenses by applicable law, whether pursuant to rights granted pursuant to, or provided by, the LLC Act, a resolution of the Members or the Board of Directors or an agreement providing for such indemnification, it being expressly intended that this Section 11.1 authorizes the creation of other rights in any such manner.

(c)   The Company shall upon request advance to any Person entitled to indemnification under this Section 11.1, or promptly reimburse any such Person for, all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of the final disposition of such action or proceeding upon receipt of a written undertaking by or on behalf of such Person to repay such amount as, and to the extent that, the Person receiving such advance is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed by the Company exceed the indemnification to which such Person is entitled; provided, however, that such Person shall cooperate in good faith with any request by the Company that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing Membership Interests between or among such parties.

(d)   The indemnification of any Person provided by this Section 11.1 shall continue after such Person has ceased to be a Director, Member, officer, employee, representative or agent of the Company and shall inure to the benefit of such Person's heirs, executors, administrators and legal representatives.

(e)   For purposes of this Section 11.1, the term "Company" shall include any legal successor to the Company, including any company that acquires all or substantially all of the assets of the Company in one or more transactions.

(f)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 11.1 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, rule, regulation or agreement.

11.2   Insurance. The Company may purchase and maintain insurance or another arrangement on behalf of any Person who is or was a Member, officer, employee, agent or other Person identified in Section 11.1 against any liability asserted against such Person or incurred by such Person in such a capacity or arising out of the status of such a Person, whether or not the Company would have the power to indemnify such Person against that liability under Section 11.1 or otherwise.

11.3   Limit on Liability of Members. The indemnification set forth in this Article XI shall in no event cause the Members to incur any personal liability beyond their total Capital Contributions, nor shall it result in any liability of the Members to any third party.

ARTICLE XII

DISSOLUTION AND WINDING UP

12.1   Events Causing Dissolution. The Company shall be dissolved upon the first of the following events to occur:

(a)   a Required Vote of the Members at any time to dissolve and wind up the affairs of the Company; or

(b)   The occurrence of any other event that causes the dissolution of a limited liability company under the LLC Act.

12.2   Winding Up. If the Company is dissolved pursuant to Section 12.1 the Company's affairs shall be wound up as soon as reasonably practicable in the manner set forth below.

(a)   The winding up of the Company's affairs shall be supervised by a liquidator (the "Liquidator"). The Liquidator shall be a liquidator or liquidating committee selected by the Members.

(b)   In winding up the affairs of the Company, the Liquidator shall have full right and unlimited discretion, in the name of and for and on behalf of the Company to:

(i)   Prosecute and defend civil, criminal or administrative suits;

(ii)   Collect Company assets, including obligations owed to the Company;

(iii)   Settle and close the Company's business;

(iv)   Dispose of and convey all of the Company's property (whether real or personal, and rights of any type owned or held by the Company);

(v)   Pay all reasonable selling costs and other expenses incurred in connection with the winding up of the proceeds of the disposition of the Company's property (whether real or personal, and rights of any type owned or held by the Company);

(vi)   Discharge the Company's known liabilities and, if necessary, to set up, for a period not to exceed five (5) years after the date of dissolution, such cash reserves as the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(vii)   Distribute any remaining proceeds from the sale of the Company property to the Members (whether real or personal, and rights of any type owned or held by the Company) in accordance with their respective Membership Percentage Interests; provided that no distribution of remaining proceeds shall be made to Innis, Chase or the Founding Member with respect to the Founding Member Profits Interest until the other Members (including the Founding Member with respect to the Founding Member Capital Interest) have received distributions of such remaining proceeds and distribution from any prior Capital Transactions in an amount equal to the Threshold Amount.

(viii)   Prepare, execute, acknowledge and file articles of dissolution under the LLC Act and any other certificates, tax returns or instruments necessary or advisable under any applicable law to effect the winding up and termination of the Company; and

(ix)   Exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors in interest, all of the powers conferred upon the Members under the terms of this Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions. The Liquidator shall, while acting in such capacity on behalf of the Company, be entitled to the indemnification rights set forth in the Certificate of Formation and in Article XI.

12.3   Compensation of Liquidator. The Liquidator appointed as provided herein shall be entitled to receive such reasonable compensation for its services as shall be agreed upon by the Liquidator and the Members.

12.4   Distribution of Company Property and Proceeds of Sale Thereof.

(a)   Upon completion of all desired sales of Company property, and after payment of all selling costs and expenses, the Liquidator shall distribute the proceeds of such sales, and any Company property that is to be distributed in kind, to the following groups in the following order of priority:

(i)   to satisfy Company liabilities to creditors, including Members who are creditors, to the extent otherwise permitted by law (other than for past due Company distributions), whether by payment or establishment of reserves;

(ii)   to satisfy Company obligations to Members and former Members to pay past due Company distributions; and

(iii)   then, to the Members, in accordance with the positive balances in their respective Capital Accounts, provided that no distributions shall be made to Innis or Chase until the Founding Member and Jam have received, in the aggregate, an amount equal to the Threshold Amount.

All distributions required under this Section 12.4 shall be made to the Members by the end of the taxable year in which the liquidation occurs or, if later, within ninety (90) days after the date of such liquidation.

(b)	The claims of each priority group specified above shall be satisfied in full before satisfying any claims of a lower priority group. If the assets available for disposition are insufficient to dispose of all of the claims of a priority group, the available assets shall be distributed in proportion to the amounts owed to each creditor or the respective Membership Interests of each Member in such group.

**12.5	Final Audit**. Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to each of the Members a statement that shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and each Member's pro rata portion of distributions pursuant to Section 12.4.

**12.6	Deficit Capital Accounts**. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Membership Interests Percentages, upon dissolution of Company, such deficit shall not be an asset of Company and such Members shall not be obligated to contribute such amount to Company to bring the balance of such Member's Capital Account to zero.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

**13.1	Notice.** All notices permitted or required to be given to any Person hereunder must be given in writing and will be deemed to be duly given (a) on the date of delivery if delivered in person or sent by fax (with confirmation), (b) one day after being sent, if sent by overnight mail or (c) on the earlier of actual receipt or three (3) Business Days after the date of mailing if mailed by registered or certified mail, first class postage prepaid, return receipt requested. All notices shall be sent to the last known address of such Person on Company records.

**13.2	Counterparts**. This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same.

**13.3	Entire Agreement**. This Agreement and the Schedules hereto constitute the entire agreement among the parties hereto and contain all of the agreements among such parties with respect to the subject matter hereof. This Agreement, including the Schedules hereto, supersedes any and all other prior agreements, either oral or written, between such parties with respect to the subject matter hereof including without limitation the formation and governance of Company and the transfer of the Membership Interests.

**13.4	Partial Invalidity**. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

**13.5	Amendment**. Except as otherwise expressly provided herein, this Agreement may be amended by the Board of Managers; provided that any action affecting the rights of any Member that materially and adversely affects such Member in a manner different than and disproportionate to the other Members with respect to Net Profits, Net Losses, allocations, distributions or Capital Contributions, must be approved by all Members disproportionately affected by such amendment.

13.6 **Binding Effect**. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

13.7 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. In particular, this Agreement is intended to comply with the requirements of the LLC Act and the Certificate of Formation. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the LLC Act or any provision of the Certificate of Formation, the LLC Act and the Certificate of Formation, in that order of priority, will control.

13.8 **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective on the date first above written.

MAKE LOVE NOT PORN LLC

DocuSigned by:
By: Cindy Gallop 12/11/2017
BB563AB236714F1...
Name: Cindy Gallop
Title: Chief Executive Officer

MEMBERS:

DocuSigned by:
Cindy Gallop 12/11/2017
BB563AB236714F1...
CINDY GALLOP

____
COREY INNIS

____
EUNICE CHASE

JAM TOMORROW LIMITED

____
Name: Chris Ruffle
Title: Director

13.6 **Binding Effect**. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

13.7 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. In particular, this Agreement is intended to comply with the requirements of the LLC Act and the Certificate of Formation. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the LLC Act or any provision of the Certificate of Formation, the LLC Act and the Certificate of Formation, in that order of priority, will control.

13.8 **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective on the date first above written.

MAKE LOVE NOT PORN LLC

By: ____________________________
Name: Cindy Gallop
Title: Chief Executive Officer

MEMBERS:

DocuSigned by:
Cindy Gallop 12/8/2017
BB563AB236714F1...
____
CINDY GALLOP

DocuSigned by:
Corey Innis
A217C16BD867461...
____
COREY INNIS

____
EUNICE CHASE

JAM TOMORROW LIMITED

DocuSigned by:
CBRuffle
CD262B60BB3F4C6...
____
Name: Chris Ruffle
Title: Director

13.6 **Binding Effect**. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

13.7 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. In particular, this Agreement is intended to comply with the requirements of the LLC Act and the Certificate of Formation. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the LLC Act or any provision of the Certificate of Formation, the LLC Act and the Certificate of Formation, in that order of priority, will control.

13.8 **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective on the date first above written.


MAKE LOVE NOT PORN LLC


By: _____
Name: Cindy Gallop
Title: Chief Executive Officer

MEMBERS:

_____
CINDY GALLOP

_____
COREY INNIS

DocuSigned by:

E Emerson Chase
_____
EUNICE CHASE

JAM TOMORROW LIMITED

_____
Name: Chris Ruffle
Title: Director

SCHEDULE A

Members and Capital Contributions

Member	Capital Contributions	Units	Percentage Membership Interests
Cindy Gallop	$820,000	4,060	40.6%*
Jam Tomorrow Limited	$2,950,000	5,724	57.24%
Corey Innis	$0	108	1.08% **
Eunice Chase	$0	108	1.08% **
Total	$3,770,000	10,000	100.00%

*The capital contribution consists of the existing website and related intangible property with an agreed fair market value of $450,000; Ms. Gallop's Interest includes a 10% profits interest (i.e. 24.63% of her Interest).

**This Interest constitutes a profits interest.